FSD Pharma to Commence Trading on Nasdaq Capital Market Under Symbol 'HUGE'

- Management to Present at Biotech Showcase 2020 -

TORONTO, Jan. 9, 2020 /CNW/ - FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9)

("FSD Pharma" or the "Company") announced that its Class B Subordinate Voting Shares (the "Shares") will commence trading on the Nasdaq Capital Market under the symbol 'HUGE' today, January 9, 2020. The Company's Class B Subordinate Voting Shares will continue to trade on the Canadian Securities Exchange under the symbol 'HUGE'.

"The listing of our shares on the Nasdaq Capital Market is a momentous moment and represents a paradigm shift in the outlook of FSD Pharma," said Dr. Raza Bokhari. "Doing so offers us an opportunity to expand awareness of the company's specialty pharmaceutical lead asset, a micronized formulation of palmitolylethonalamide (micro-PEA), which by targeting the CB2 receptor of the endocannabinoid system of the human body, may help address the opioid crisis by developing opioid-sparing, FDA-approved prescription drugs. A NASDAQ listing also elevates our corporate profile to institutional investors."

Dr. Bokhari will present at Biotech Showcase 2020 in San Francisco on Monday, January 13, 2020 at 3:30 pm PT where he will provide an overview of the Company, as well as recent strides made to transform FSD Pharma into a specialty pharmaceutical R&D company.

Dr. Bokhari and members of the FSD Pharma leadership team will also meet with members of the global investment community while in San Francisco from January 13 to 15, 2020 on the sidelines of the JPMorgan 38th Annual Healthcare Conference.

About FSD Pharma

FSD Pharma is a specialty, biotech pharmaceutical R&D company focused on developing over time a robust pipeline of FDA approved synthetic compounds targeting the endocannabinoid system of the human body to treat certain diseases of the central nervous system and autoimmune disorders of the skin, GI tract and the musculoskeletal system.

Through its acquisition of Prismic Pharmaceuticals in Q2 2019, FSD Pharma is also making an effort to help address the opioid crisis by developing opioid sparing prescription drugs utilizing the micronized formulations of palmitolylethonalamide (PEA). The Company intends to initiate Phase 1 first-in-human safety and tolerability trials for its lead candidate, PP 101 micro-PEA during 1Q20.

FSD's wholly-owned subsidiary, FV Pharma, is a licensed producer under Canada's Cannabis Act and Regulations, having received its cultivation license on October 13, 2017 and its full Sale for Medical Purposes license on June 21, 2019. The Company is licensed to cultivate cannabis in approximately 25,000 square feet of its facility in Cobourg, Ontario.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Certain statements contained in this press release, including statements relating to the Company's expectations regarding the Shares being listed on Nasdaq and the timing of commencement of the Shares trading on Nasdaq, constitute forward-looking information. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on FSD Pharma's current belief or assumptions as to the outcome and timing of such future events. Actual future results and developments may differ materially. The forward-looking information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward looking-information. The foregoing statements expressly qualify any forward-looking information contained herein.

SOURCE FSD Pharma Inc.

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For further information: Sandy Huard, Head of Communications, FSD Pharma, Inc., sandy@fsdpharma.com, (647) 864-7969; Investor Relations, IR@fsdpharma.com, www.fsdpharma.com; LHA Investor Relations, Sanjay M. Hurry, shurry@lhai.com, (212) 838-3777

CO: FSD Pharma Inc.

CNW 02:30e 09-JAN-20